UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 29, 2025 (July 25, 2025)

AIMFINITY INVESTMENT CORP. I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41361	N/A
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification Number)

221 W 9th St, PMB 235
Wilmington, Delaware 19801

(Address of principal executive offices)

(425) 365-2933

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, consisting of one New Unit and one Class 1 redeemable warrant, each exercisable for one Class A ordinary share at an exercise price of $11.50	AIMUF	OTC Market Group, Inc.
New Units, consisting of one Class A ordinary share and one-half of one Class 2 redeemable warrant, each full exercisable for one Class A ordinary share at an exercise price of $11.50	AIMTF	OTC Market Group, Inc.
Class 1 redeemable warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50	AIMWF	OTC Market Group, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

As previously disclosed by Aimfinity Investment Corp. I (“AIMUF” or the “Company”) in its Current Report on Form 8-K filed on October 16, 2023, on October 13, 2023, the Company entered into that certain Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), with Docter Inc., a Delaware corporation (“Docter”), Aimfinity Investment Merger Sub I, a Cayman Islands exempted company and wholly-owned subsidiary of AIMUF (the “Purchaser”), and Aimfinity Investment Merger Sub II, Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser (“Merger Sub”), pursuant to which AIMUF will complete a business combination (the “Business Combination”) with Docter that involves a reincorporation merger and an acquisition merger. The Purchaser shall survive the Business Combination and be referred to as “PubCo” after the Business Combination.

Under Section 9.6 of the Merger Agreement, the parties agreed to use reasonable commercial effort to obtain transaction financing to support the Business Combination.

On July 25, 2025, Horn Enterprise Co., Ltd., a Taiwanese company and the wholly-owned subsidiary of Docter (“Horn”), issued a non-interest bearing promissory note (each, a “Horn Note,” collectively, the “Horn Notes”) to each of Ji-Jung Chou, a Taiwanese national, and Shi-Jyun Lan, a Taiwanese national (each, an “Investor,” collectively, the “Investors”), respectively. Each Horn Note has a principal amount of $45,000,000 New Taiwanese Dollar (or approximately $1,536,413) Horn borrowed from each Investor. In connection with the issuance of the Horn Notes, on the same day, the Purchaser, Horn and each of the Investors entered into a stock purchase agreement (each, a “SPA”, collectively, the “SPAs”), pursuant to each of which, each Investor agreed to purchase from Purchaser and Purchaser agreed to sell to each Investor such number of ordinary shares of the Purchaser, par value $0.0001 per share (the “Purchaser Shares”), equal to (i) the aggregated outstanding principal amount of the Horn Notes divided by (ii) $10.00, immediately prior to or upon the Closing (as defined in the Merger Agreement) of the Business Combination. The Investors shall accept the Purchaser Shares as satisfaction of the payment of the Horn Notes in lieu of repayment of the Horn Notes to Horn in cash. The Purchaser has also granted customary demand and piggy-back registration rights to each of the Investors. The Purchaser Shares will be issued pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act.

The foregoing description of the SPAs and the Horn Notes does not purport to be complete and is qualified in its entirety by reference to the full text of each of the SPAs and the Horn Notes, which are filed as Exhibits 10.1 through 10.4 hereto and are incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

SPAs and Horn Notes

The disclosures set forth above in Item 1.01 of this Current Report on Form 8-K are incorporated by reference herein.

July Monthly Extension

On January 9, 2025, the Company held an extraordinary general meeting, where the shareholders of the Company approved to amend the Company’s amended and restated memorandum and articles of associations (the “Charter”) to allow the Company until January 28, 2025 to consummate an initial business combination and may elect to extend the period to consummate an initial business combination up to nine times, each by an additional one-month period (each, a “Monthly Extension”), for a total of up to nine months to October 28, 2025, by depositing into the Company’s trust account (the “Trust Account”) an amount equal to $0.05 for each public share for each one-month extension.

On July 28, 2025, the Company issued an unsecured promissory note of $55,824 (the “Extension Note”) to I-Fa Chang, a member and manager of Aimfinity Investment LLC, the sponsor of the Company (the “Sponsor”), as the Sponsor’s designee, to evidence the payments made for $55,824 (the “New Monthly Extension Payment”) to be deposited into the Trust Account for the public shareholders, which enables the Company to extend the period of time it has to consummate the Business Combination by one month from July 28, 2025 to August 28, 2025 (the “New Extension”). The New Extension is the seventh of nine possible Monthly Extensions permitted under the Charter.

Pursuant to the Extension Note, and a certain exchange agreement, dated April 8, 2025, by and among the Company, Mr. Chang and certain other parties to the Merger Agreement, upon the closing of the Business Combination by and between the Company and Docter, the balance of the Extension Note, unless repaid in part or in full, will automatically be exchanged for such number of PubCo ordinary shares at a conversion price of $10.00 per share. The Extension Note was issued pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

A copy of the Extension Note is filed as Exhibit 10.5 to this Current Report on Form 8-K and is incorporated herein by reference. The disclosures set forth in this Item 2.03 are intended to be summaries only and are qualified in their entirety by reference to the Note.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosures set forth above in Items 1.01 and 2.03 of this Current Report on Form 8-K are incorporated by reference herein.

Item 7.01 Regulation FD Disclosure.

On July 28, 2025, the Company issued a press release (the “Press Release”) announcing the New Extension. A copy of the Press Release is furnished as Exhibit 99.1 hereto. The information in this Item 7.01 and Exhibit 99.1 furnished hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 8.01. Other Events

The registration statement/proxy statement in Form F-4 in connection with the Business Combination (File Number 333-284658, the “Registration Statement”) contains the unaudited pro forma condensed combined balance sheet as of June 30, 2024 which gives pro forma effect to the Business Combination as if it had been consummated as of that date. The basis of such pro forma presentation assumes different scenarios of the redemption requests by the Company’s public shareholders.

On March 27, 2025, the Company held an extraordinary general meeting of the shareholders (the “EGM”) in connection with the Business Combination at which the shareholders of the Company approved the business Combination.

In connection with the EGM, holders of 1,072,957 shares of Class A ordinary shares of the Company exercised redemption rights. Thus, the updated unaudited pro forma condensed combined financial information included in this report is presented based on the actual redemption requests by the Company’s public shareholders and gives consideration of:

●	The Purchase Agreement as previously disclosed in the Current Report on Form 8-K filed on May 30, 2025;

●	The conversion of the outstanding extension loan and working capital loan of the Company as previously disclosed in the Current Report on Form 8-K filed on April 9, 2025;

●	The conversion of the outstanding promissory notes of Docter as previously disclosed in the Current Report on Form 8-K filed on April 9, 2025;

●	The Discharge Agreements as previously disclosed in the Current Report on Form 8-K filed on June 18, 2025;

●	The SPA and Notes as disclosed in Item 1.01 of this Current Report on Form 8-K; and

●	The estimated monthly burn rate of Docter for the 12-month period from July 1, 2024 to June 30, 2025.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X, as amended by the final rule, Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses. Release No. 33-10786 replaced the previous pro forma adjustment criteria with simplified requirements to depict the accounting for the Transactions (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Management has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the combined company reflecting the Transactions.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined company.

The unaudited pro forma condensed combined balance sheet as of June 30, 2024 has been prepared using, and should be read in conjunction with, the following:

●	AIMUF’s unaudited consolidated balance sheet as of June 30, 2024 and the related notes included elsewhere in the Company’s Quarterly Report on Form 10-Q filed on August 13, 2024, through which we derived AIMUF’s unaudited consolidated balance sheet as of June 30, 2024; and

●	Docter’s unaudited condensed consolidated balance sheet as of June 30, 2024 and the related notes included elsewhere in the Company’s proxy statements on Form DEFM14A filed on March 6, 2025.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024, and for the year ended December 31, 2023 has been prepared using, and should be read in conjunction with, the following:

●	AIMUF’s unaudited consolidated statement of operations for the six months ended June 30, 2024 and the related notes included elsewhere in the Company’s Quarterly Report on Form 10-Q filed on August 13, 2024, through which we derived AIMUF’s unaudited consolidated statement of operations for the six months ended June 30, 2024; and

●	Docter’s unaudited condensed consolidated statement of operations for the six months ended June 30, 2024 and the related notes included elsewhere in the Company’s proxy statements on Form DEFM14A filed on March 6, 2025.

●	AIMUF’s consolidated statement of operations for the year ended December 31, 2023 and the related notes included elsewhere in the Company’s Annual Report on Form 10-K filed on April 12, 2024; and

●	Docter’s consolidated statement of operations for the year ended December 31, 2023 and the related notes included elsewhere in the Company’s proxy statements on Form DEFM14A filed on March 6, 2025.

Description of the Business Combination

On October 13, 2023, AIMUF, PubCo, Merger Sub, and Docter entered into the Merger Agreement, pursuant to which among other things, AIMUF will merge with and into PubCo, with PubCo as the surviving entity (the “Reincorporation Merger”); one business day after the Reincorporation Merger, Merger Sub will be merged with and into Docter, resulting in Docter being a wholly owned subsidiary of PubCo. Upon consummation of the Business Combination, PubCo shall be renamed as “Inkwater Holding Inc.”

Accounting for the Business Combination

The Business Combination will be accounted for as a “reverse recapitalization” in accordance with ASC 805-10-55-12 through 55-15. Under this method of accounting, AIMUF will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the Business Combination, Docter’s stockholders are expected to have a majority of the voting power of the Combined Company, Docter will comprise all of the ongoing operations of the Combined Company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Docter issuing shares for the net assets of AIMUF, accompanied by a recapitalization. The net assets of AIMUF will be stated at historical costs. No goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be those of Docter.

Basis of Pro Forma Presentation

The unaudited pro forma combined financial information included in this Form 8-K has been prepared using actual redemption of AIMUF’s public shares, assumes that: (i) no PubCo Warrants are exercised and (ii) no Earnout Shares are issued and outstanding.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The following table illustrates estimated ownership levels in the Combined Company, immediately following the consummation of the Business Combination, based on actual redemption requests by the Public Shareholders and the following assumptions:

Holders of PubCo Ordinary Shares	Pro Forma Combined
	No. of Shares	Ownership %
AIMUF Public Shareholders (1)	43,519	0.4%
AIMUF Initial Shareholders (2)	2,504,500	24.6%
Aimfinity Investment LLC (3)	1,692,500	16.6%
Imperii Strategies LLC (former Sponsor member) (4)	772,000	7.6%
Xin Wang (former AIMUF director) (5)	10,000	0.1%
Joshua Gordon (former AIMUF director) (5)	10,000	0.1%
James J. Long (former AIMUF director) (5)	10,000	0.1%
Nicholas Torres III (former AIMUF director) (5)	10,000	0.1%
Docter Stockholders (6)	6,000,000	58.9%
AIMUF Independent Director Compensation Shares (7)	30,000	0.3%
Kevin D. Vassily (current AIMUF director)	10,000	0.1%
Hanzhong (Han) Li (current AIMUF director)	10,000	0.1%
Teng-Wei Chen (current AIMUF director)	10,000	0.1%
Docter Financial Advisor Compensation Shares (8)	20,000	0.2%
Working Capital Units held by I-Fa Chang (9)	150,000	1.5%
PubCo Ordinary Shares held by I-Fa Chang (10)	687,054	6.7%
US Tiger Compensation Shares (11)	132,875	1.3%
D. Boral Compensation Shares (11)	132,875	1.3%
Additional PubCo Ordinary Shares to be issued for AIMUF Working Capital Loans (9)	83,807	0.8%
Additional PubCo Ordinary Shares to be issued for Docter Working Capital Loans (12)	103,019	1.0%
Additional PubCo Ordinary Shares to be issued for Horn PIPE Investors (13)	307,282	3.0%
Total	10,194,931	100.0%

(1)	As of the date of this current report on Form 8-K, there are 43,519 Class A ordinary shares, par value $0.0001 per share of AIMUF (the “Class A Ordinary Shares”), held by public shareholders (the “Public Shares”) issued and outstanding that are subject and available to redemption.

(2)	The equity interests held by certain initial shareholders of AIMUF (the “Initial Shareholders”) following the Business Combination include ordinary shares of PubCo, par value $0.0001 per share (the “PubCo Ordinary Shares”) in exchange for an aggregate of 2,504,500 AIMUF Ordinary Shares held by the Initial Shareholders.

(3)	Includes PubCo Ordinary Shares in exchange for: 1,652,500 Class B ordinary shares, par value $0.0001 per share of AIMUF (the “Class B Ordinary Shares”), held by Aimfinity Investment LLC (the “Sponsor”), 40,000 Class B Ordinary Shares that are in the process of being transferred from certain former directors and officers of AIMUF to the Sponsor pursuant to certain share repurchase agreement between the Sponsor and Xin Wang, Joshua Gordon, James J. Long and Nicholas Torres III, dated March 16, 2023.

(4)	Includes PubCo Ordinary Shares in exchange for: 492,000 Class A Ordinary Shares underlying the private placement units sold in a private placement consummated simultaneously with the initial public offering of AIMUF and 280,000 Class B Ordinary Shares held by Imperii Strategies LLC, a former member of the Sponsor, for the benefits for itself and two other former members of the Sponsor, pursuant to certain distribution arrangements by the Sponsor to its then members on March 16, 2023.

(5)	Includes PubCo Ordinary Shares in exchange for: 10,000 Class B Ordinary Shares held by the former director and excludes 10,000 Class B Ordinary Shares that are in the process of being transferred from certain former directors and officers of AIMUF to the Sponsor pursuant to certain share repurchase agreement between the Sponsor and the former directors, dated March 16, 2023.

(6)	Includes PubCo Ordinary Shares exchanged for 100% issued and outstanding shares of Docter stock at $10.00 per share.

(7)	Pursuant to the Merger Agreement, each then serving independent directors of AIMUF shall receive 10,000 PubCo Ordinary Shares upon closing of the Business Combination (the “Closing”).

(8)	Pursuant to a certain engagement letter, by and between Docter and Henry Guo, as exclusive financial advisor, dated December 22, 2024, Henry Guo shall receive 20,000 PubCo Ordinary Shares upon Closing.

(9)	Pursuant to an exchange agreement (the “AIMUF Exchange Agreement”), dated April 8, 2025, by and among the Company, Purchaser, Docter, and Mr. Chang, as the holder of certain Working Capital Notes and the Extension Notes (as defined therein), all $1,472,471 under the Extension Notes and $27,529 under the Working Capital Notes will be converted into 150,000 private placement units of AIMUF, and the remaining balance of the Working Capital Notes, including any working capital loans that may be provided prior to the closing of the Business Combination, less $27,529 will be exchanged for such number of PubCo Ordinary Shares at a conversion price of $10.00 per share.

(10)	Pursuant to a certain securities purchase agreement, dated May 27, 2025, by and between Purchaser and I-Fa Chang, AIMUF’s related party, and Inkrock Holding Limited, a British Virgin Islands company, Purchaser issued 687,054 ordinary shares, par value $0.0001 per share to I-Fa Chang in exchange for acquiring the control of Inkrock Holding Limited from I-Fa Chang. Inkrock Holding Limited owns real property located in Mercer Island, Washington State.

(11)	On June 13, 2025, the Company, Purchaser, Merger Sub, and Docter entered into agreements for the satisfaction and discharge of indebtedness (each a “Discharge Agreement”, together, the “Discharge Agreements”) with D. Boral Capital LLC (f/k/a EF Hutton LLC, division of Benchmark Investments, LLC, “D. Boral”) and US Tiger Securities, Inc. (“US Tiger”), respectively. D. Boral and US Tiger were the underwriters (collectively, the “Underwriters”) of the initial public offering of AIMUF (“IPO”) and the Discharge Agreements have identical terms and conditions. Pursuant to the Discharge Agreements, in lieu of payment of the deferred underwriting commission of $2,817,500 (“Deferred Commission”), each of D. Boral and US Tiger will accept (1) $80,000 in cash at Closing; and (2) 132,875 PubCo Ordinary Shares at Closing, subject to any adjustments as provided in the Discharge Agreement.

(12)	On April 8, 2025, Purchaser, Docter, and Horn Enterprise Co., Ltd. (“Horn Enterprise”), the wholly-owned subsidiary of Docter, entered into two separate exchange agreements (the “Docter Exchange Agreements”) with Mr. Hsin-Ming Huang, CEO of Docter and Horn Enterprise, and Ms. Yi-Jun Ye, a Taiwanese national, respectively, each of which had previously loaned funds to Docter and/or Horn (the “Docter Note Holders”), pursuant to which the Docter Note Holders agree to convert all outstanding principal and interest of loans owed by Docter or Horn Enterprise as of the closing of the Business Combination into such number of PubCo Ordinary Shares at a conversion price of $10.00 per share.

(13)	On July 25, 2025, Purchaser and Horn Enterprise entered into a stock purchase agreement with each of Ji-Jung Chou, a Taiwanese national, and Shi-Jyun Lan, a Taiwanese national (together with Ji-Jung Chou, the “Horn PIPE Investors”), pursuant to each of which, each Horn PIPE Investor agreed to purchase from Purchaser such number of ordinary shares of Purchaser, par value $0.0001 per share (the “Purchaser Shares”), equal to the outstanding principal amount of a non-interest bearing loan of $45,000,000 New Taiwanese Dollar (or approximately $1,536,413) Horn borrowed from such PIPE Investor, divided by $10.00, immediately prior to or at the closing of the Business Combination. The PIPE Investors shall accept the Purchaser Shares as satisfaction of the payment of their loans in lieu of repayment of loans by Horn in cash.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2024

	AIMUF				(2) DOCTER	Acutal Redemptions
		Transaction				Transaction
	(1)	Accounting				Accounting		Pro Forma
	(Historical)	Adjustments	Note	(Pro Forma)	(Historical)	Adjustments	Note	Combined

Assets:
Current assets:
Cash and cash equivalents	$4,895	$-		$4,895	$7	$13,543,354	(D)	$828,764
						(160,000)	(E)
						(13,015,449)	(O)
						3,072,820	(Q)
						(2,616,863)	(R)
Accounts receivable, net	-	-		-	3,781	-		3,781
Prepaid expenses and other current assets	40,500	-		40,500	18,947	-		59,447
Total current assets	45,395	-		45,395	22,735	823,862		891,992

Finance lease	-	-		-	3,346	-		3,346
Property	-	-		-	-	6,870,549	(P)	6,870,549
Deferred transaction costs	-	-		-	754,779	(754,779)	(J)	-
Investments held in Trust Account	35,683,308	1,166,975	(A)	13,543,354	-	(13,543,354)	(D)	-
	-	471,648	(B)	-	-	-		-
	-	(23,778,577)	(C)	-	-	-		-
Total Assets	$35,728,703	$(22,139,954)		$13,588,749	$780,860	$(6,603,722)		$7,765,887

Liabilities, Temporary Equity, and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued expenses	$532,128	$-		$532,128	$956,959	$590,722	(J)	$2,567,505
	-	-		-	-	487,696	(I)	-
Advances from customers	-	-		-	13,251	-		13,251
Due to related parties	-	-		-	635,433	(558,393)	(H)	77,040
Extension loan - related party	945,000	471,648	(B)	1,416,648	-	(1,416,648)	(G)	-
Working capital loan - related party	921,428	-		921,428	-	(921,428)	(G)	-
Promissory note	-	-		-	471,797	(471,797)	(H)	-
Finance lease liabilities, current	-	-		-	4,086	-		4,086
Total current liabilities	2,398,556	471,648		2,870,204	2,081,526	(2,289,848)		2,661,882

Deferred underwriters’ discount	2,817,500	-		2,817,500	-	(2,817,500)	(E)	-
Total Liabilities	5,216,056	471,648		5,687,704	2,081,526	(5,107,348)		2,661,882

Commitments and Contingencies
Ordinary shares subject to possible redemption	35,683,308	1,166,975	(A)	13,543,354	-	(13,543,354)	(O)	-
	-	471,648	(B)	-	-	-		-
	-	(23,778,577)	(C)	-	-	-		-

Stockholders’ Equity (Deficit):
Preferred shares	-	-		-	-	-		-
Common shares	-	-		-	5,000	250	(F)	1,019
						23	(G)
						(4,400)	(K)
						3	(L)
						4	(O)
						2	(N)
						69	(P)
						27	(E)
						10	(H)
						31	(Q)
Class A ordinary shares	49	-		49	-	(49)	(F)	-
Class B ordinary shares	201	-		201	-	(201)	(F)	-
Additional paid-in capital	-	-		-	230,365	(5,170,911)	(F)	10,941,001
						(1,031,500)	(J)
						2,338,053	(G)
						1,030,180	(H)
						4,400	(K)
						299,997	(L)
						111,774	(M)
						527,901	(O)
						6,870,480	(P)
						2,657,473	(E)
						3,072,789	(Q)
Accumulated deficit	(5,170,911)	(471,648)	(B)	(5,642,559)	(1,610,496)	5,170,911	(F)	(5,912,480)
						(487,696)	(I)
						(314,001)	(J)
						(300,000)	(L)
						(111,774)	(M)
						(2)	(N)
						(2,616,863)	(R)
Accumulated other comprehensive income	-	-		-	74,465	-		74,465
Total Stockholders’ Deficit	(5,170,661)	(471,648)		(5,642,309)	(1,300,666)	12,046,980		5,104,005
Total Liabilities, Temporary Equity, and Stockholders’ Deficit	$35,728,703	$(22,139,954)		$13,588,749	$780,860	$(6,603,722)		$7,765,887

(1)	Derived from the unaudited balance sheet of Aimfinity Investment Corp. I (“AIMUF”) as of June 30, 2024. See AIMUF’s unaudited financial statements and the related notes appearing elsewhere in the Company’s Quarterly Report on Form 10-Q filed on August 13, 2024. The AIMUF column includes the financial results of both Aimfinity Investment Corp. I and its wholly owned subsidiary, Aimfinity Investment Merger Sub I (“PubCo”).

(2)	Derived from the unaudited balance sheet of Docter Inc. (“Docter”) as of June 30, 2024. See Docter’s unaudited financial statements and the related notes appearing elsewhere in the Company’s proxy statements on Form DEFM14A filed on March 6, 2025.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

			Acutal
			Redemptions
	(1)	(2)	Transaction
	AIMUF	DOCTER	Accounting		Pro Forma
	(Historical)	(Historical)	Adjustments	Note	Combined
Revenues	$-	$19,983	$-		$19,983
Cost of revenues	-	(9,529)	-		(9,529)
Operating expenses:	-	-	-		-
Selling, general and administrative expenses	261,216	423,199	-		684,415
	-	-	-		-
	-	-	-		-
Research and development expenses	-	89,658	-		89,658
Total operating expenses	261,216	512,857	-		774,073
Loss from operations	(261,216)	(502,403)	-		(763,619)
Other income (expenses)
Interest earned on investment held in Trust Account	1,138,590	-	(1,138,590)	(AA)	-
Other income	-	340	-		340
Interest income	-	6	-		6
Interest expense	-	(172)	-		(172)
Total other income (expenses)	1,138,590	174	(1,138,590)		174
Loss before income taxes	877,374	(502,229)	(1,138,590)		(763,445)
Income tax expense	-	-	-		-
Net loss	$877,374	$(502,229)	$(1,138,590)		$(763,445)

Basic and diluted weighted ordinary average shares outstanding, subject to possible redemption	3,794,137		(3,794,137)	(BB)	-
Basic and diluted net income per ordinary shares subject to possible redemption	$0.30				$-
Basic and diluted weighted average ordinary shares outstanding	2,504,500		7,690,431	(BB)	10,194,931
Basic and diluted net loss per ordinary share attributable to Aimfinity Investment LLC	$0.11				$(0.07)

Basic and diluted weighted average of common stock outstanding		50,000,000
Basic and diluted loss per share per common stock		$(0.01)

(1)	Derived from the unaudited statement of operations of AIMUF for the six months ended June 30, 2024. See AIMUF’s unaudited financial statements and the related notes appearing elsewhere in the Company’s Quarterly Report on Form 10-Q filed on August 13, 2024. The AIMUF column includes the financial results of both Aimfinity Investment Corp. I and its wholly owned subsidiary, Aimfinity Investment Merger Sub I (“PubCo”).

(2)	Derived from the unaudited statement of operations of Docter for the six months ended June 30, 2024. See Docter’s unaudited financial statements and the related notes appearing elsewhere in the Company’s proxy statements on Form DEFM14A filed on March 6, 2025.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

			Actual
			Redemptions
	(1)	(2)	Transaction
	AIMUF	DOCTER	Accounting		Pro Forma
	(Historical)	(Historical)	Adjustments	Note	Combined
Revenues	$-	$30,081	$-		$30,081
Cost of revenues	-	(12,942)	-		(12,942)
Operating expenses:	-	-	-		-
Selling, general and administrative expenses	1,351,603	295,621	699,594	(CC)	2,958,592
	-	-	300,000	(DD)	-
	-	-	111,774	(EE)	-
			200,000	(FF)
Research and development expenses	-	230,284	-		230,284
Total operating expenses	1,351,603	525,905	1,311,368		3,188,876
Loss from operations	(1,351,603)	(508,766)	(1,311,368)		(3,171,737)
Other income (expenses)
Interest earned on investment held in Trust Account	3,266,717	-	(3,266,717)	(AA)	-
Other income	-	10,544	-		10,544
Interest income	-	13	-		13
Interest expense	-	(670)	-		(670)
Total other income (expenses)	3,266,717	9,887	(3,266,717)		9,887
Loss before income taxes	1,915,114	(498,879)	(4,578,085)		(3,161,850)
Income tax expense	-	-	-		-
Net loss	$1,915,114	(498,879)	$(4,578,085)		$(3,161,850)

Basic and diluted weighted ordinary average shares outstanding, subject to possible redemption	6,665,237		(6,665,237)	(BB)	-
Basic and diluted net income per ordinary shares subject to possible redemption	$0.36				$-
Basic and diluted weighted average ordinary shares outstanding	2,504,500		7,690,431	(BB)	10,194,931
Basic and diluted net loss per ordinary share attributable to Aimfinity Investment LLC	$(0.20)				$(0.31)

Basic and diluted weighted average of common stock outstanding		50,000,000
Basic and diluted loss per share per common stock		$(0.01)

(1)	Derived from the statement of operations of AIMUF for the year ended December 31, 2023. See AIMUF’s financial statements and the related notes appearing elsewhere in the Company’s Annual Report on Form 10-K filed on April 12, 2024. The AIMUF column includes the financial results of both Aimfinity Investment Corp. I and its wholly owned subsidiary, Aimfinity Investment Merger Sub I (“PubCo”).

(2)	Derived from the statement of operations of Docter for the year ended December 31, 2023. See Docter’s financial statements and the related notes appearing elsewhere in the Company’s proxy statements on Form DEFM14A filed on March 6, 2025.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, AIMUF will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Docter issuing shares for the net assets of AIMUF, accompanied by a recapitalization. The net assets of AIMUF will be stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined balance sheet as of June 30, 2024 gives pro forma effect to the Business Combination as if it had been consummated on June 30, 2024. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024 and for year ended December 31, 2023 give pro forma effect to the Business Combination as if it had been consummated on January 1, 2023, the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of operations.

The unaudited pro forma condensed combined balance sheet as of June 30, 2024 has been prepared using, and should be read in conjunction with, the following:

●	AIMUF’s unaudited consolidated balance sheet as of June 30, 2024 and the related notes included elsewhere in the Company’s Quarterly Report on Form 10-Q filed on August 13, 2024, through which we derived AIMUF’s unaudited consolidated balance sheet as of June 30, 2024; and

●	Docter’s unaudited condensed consolidated balance sheet as of June 30, 2024 and the related notes included elsewhere in the Company’s proxy statements on Form DEFM14A filed on March 6, 2025.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024, and for the year ended December 31, 2023 has been prepared using, and should be read in conjunction with, the following:

●	AIMUF’s unaudited consolidated statement of operations for the six months ended June 30, 2024 and the related notes included elsewhere in the Company’s Quarterly Report on Form 10-Q filed on August 13, 2024, through which we derived AIMUF’s unaudited consolidated statement of operations for the six months ended June 30, 2024; and

●	Docter’s unaudited condensed consolidated statement of operations for the six months ended June 30, 2024 and the related notes included elsewhere in the Company’s proxy statements on Form DEFM14A filed on March 6, 2025.

●	AIMUF’s consolidated statement of operations for the year ended December 31, 2023 and the related notes included elsewhere in the Company’s Annual Report on Form 10-K filed on April 12, 2024; and

●	Docter’s consolidated statement of operations for the year ended December 31, 2023 and the related notes included elsewhere in the Company’s proxy statements on Form DEFM14A filed on March 6, 2025.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on information available as of the date of this proxy statement/prospectus and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, the actual adjustments may materially differ from the pro forma adjustments. Management considers this basis of presentation to be reasonable under the circumstances.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of AIMUF and Docter.

The unaudited pro forma combined financial information included in this Form 8-K has been prepared using actual redemption of AIMUF’s public shares, assumes that: (i) no PubCo Warrants are exercised and (ii) no Earnout Shares are issued and outstanding.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that Docter believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. Management believe that their assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information also reflects certain risks and uncertainties related to the potential redemption into cash of AIMUF Public Shares.

Note 2 — Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Post-Combination Company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3 — Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Docter has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2024 are as follows:

(A)	Reflects the interest income earned from July 1, 2024 to February 28, 2025 in the trust account, which increased the redemption value of AIMUF ordinary shares;

(B)	Reflects the $471,648 non-interest bearing loans from founder and deposited into the Trust Account in order to extend the available time to complete the Business Combination, which increased the redemption value of AIMUF Public Shares;

(C)	Reflects the redemption of 1,996,522 shares of AIMUF’s ordinary shares by AIMUF’s stockholders at a redemption price of approximately $11.91 per share, for an aggregate redemption amount of $23,778,577;

(D)	Reflects the reclassification of cash held in the Trust Account that becomes available for general use following the Business Combination;

(E)	Reflects the settlement of approximately $2.8 million deferred underwriters’ marketing fees upon the consummation of the Business Combination through cash payment of $160,000, and the remaining by issuance of Pubco’s ordinary shares at $10 per share;

(F)	Reflects the elimination of the historical accumulated deficit of AIMUF, the accounting acquiree, into Docter’s additional paid-in capital upon the consummation of the Business Combination; the conversion of 492,000 and 2,012,500 AIMUF Class A and Class B ordinary shares, respectively, into Pubco’s ordinary shares;

(G)	Reflects the settlement of aggregate total of approximately $2.3 million of AIMUF’s related party working capital loan and extension loan upon the consummation of the Business Combination through the issuance of Pubco’s ordinary shares at $10 per share;

(H)	Reflects the settlement of Docter’s due to related parties and outstanding promissory note, totaling approximately $1.0 million, through the issuance of Pubco’s ordinary shares at $10 per share;

(I)	Reflects the accrued of approximately $0.5 million of total AIMUF’s estimated transaction costs related to the Business Combination upon consummation of the upon the consummation of the Business Combination;

(J)	Reflects the accrued of approximately $0.6 million of total Docter’s estimated transaction costs related to the Business Combination upon the consummation of the Business Combination. Total of approximately $1.0 million of transaction costs will be subsequently reclassified to additional paid-in capital, and additional approximately $0.3 million accounts as expensed upon the consummation of the Business Combination.

(K)	Reflects the recapitalization of Docter through the issuance of 6,000,000 shares of AIMUF Class A ordinary shares with $0.0001 par value to Docter’s stockholders;

(L)	Reflects the stock compensation expenses of approximately $0.3 million in connection with the issuance of 30,000 shares of AIMUF common stock to the AIMUF independent director at the time of the consummation of the Business Combination;

(M)	Reflects the share compensation expenses of approximately $0.1 million in connection with the sale of AIMUF founder shares to AIMUF’s management and directors with vesting condition at the time of the consummation of the Business Combination;

(N)	Reflects the stock compensation expenses of approximately $0.2 million in connection with the issuance of 20,000 shares of AIMUF common stock to the financial advisor at the time of the consummation of the Business Combination;

(O)	Reflects the actual redemption of reclassification of 43,519 shares of AIMUF ordinary shares subject to possible redemption to permanent equity at $0.0001 par value under final actual redemption of 1,072,957 shares of AIMUF ordinary shares;

(P)	Reflects the acquisition of a property with a fair value of approximately $6.9 million from AIMUF’s related party through the issuance of 687,054 shares of Pubco’s ordinary share;

(Q)	Reflects the receipt of approximately $3.1 million in net proceeds from the issuance of two promissory notes by Docter’s subsidiary, which will be subsequently converted into Pubco’s ordinary shares at a conversion price of $10.00 per share upon consummation of the Business Combination; and

(R)	Reflected the estimated monthly burn rate for the 12-month period from July 1, 2024 to June 30, 2025, the projected net loss for the period is approximately $2.6 million.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024, and for the year ended December 31, 2023 are as follows:

(AA)	Represents an adjustment to eliminate interest earned on investment held in Trust Account, net of income tax effect, as if the Business Combination had been consummated on January 1, 2023, the beginning of the earliest period presented;

(BB)	The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the Business Combination as if it had been consummated on January 1, 2023. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented;

(CC)	Reflects the approximately $0.7 million of AIMUF’s transaction costs to be incurred subsequent to December 31, 2023. This is a non-recurring item;

(DD)	Reflects the share compensation expenses of approximately $0.3 million in connection with the issuance of an aggregate of 30,000 shares of AIMUF common stock to the AIMUF independent directors at the time of the consummation of the Business Combination; This adjustment is considered to be a one-time charge and is not expected to recur;

(EE)	Reflects the stock compensation expenses of approximately $0.1 million in connection with the sale of AIMUF founder shares to AIMUF’s management and directors with vesting condition at the time of the consummation of the Business Combination. This vesting adjustment is considered to be a one-time charge and is not expected to recur; and

(FF)	Reflects the stock compensation expenses of approximately $0.2 million in connection with the issuance of 20,000 shares of AIMUF common stock to a Financial Advisor at the time of the consummation of the Business Combination; This adjustment is considered to be a one-time charge and is not expected to recur.

Note 4 — Loss Per Share

Represents the loss per share calculated using the historical weighted average shares outstanding, and the change in number of shares in connection with the Business Combination, assuming the shares were outstanding since the beginning of the earliest period presented in the unaudited pro forma condensed combined statement of operations. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented. Potential securities that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS for the six months ended June 30, 2024 and for the year ended December 31, 2023, a total of 12,221,238 shares, which include 9,346,238 PubCo Warrant shares, 225,000 shares underlying warrant (excluding working capital warrant), 150,000 shares underlying Private Placement Units issuable upon conversion of Working Capital Notes, and 2,500,000 Earnout Shares, are excluded in the diluted EPS calculation due to its anti-diluted effect.

Basic and diluted loss per share is computed by dividing pro forma net loss by the weighted average number of the AIMUF Ordinary Shares outstanding during the periods (including both Class A and Class B).

The unaudited pro forma condensed combined loss per share has been prepared assuming no redemptions and assuming maximum redemptions for the six months ended June 30, 2024, and for the year ended December 31, 2023:

For the six months ended June 30, 2024
Pro Forma Combined (Actual Redemptions)
Pro forma net loss attributable to the shareholders	$(763,445)
Weighted average shares outstanding – basic and diluted	10,194,931
Pro forma loss per share – basic and diluted	$(0.07)

Weighted average shares calculation, basic and diluted
Common Stock
AIMUF Public Shares	43,519
AIMUF Founder Shares	2,012,500
AIMUF Private Shares	492,000
AIMUF Independent directors shares	30,000
Financial Advisor shares	20,000
AIMUF shares issued in the Business Combination	6,000,000
Shares issued upon conversion of AIMUF’s working capital loans	233,807
Shares issued upon conversion of Docter’s working capital loans	103,019
Shares issued through assets acquisition	687,054
Underwriting commission shares	265,750
Shares issued upon conversion of Docter’s promissory notes	307,282
Total weighted average shares outstanding	10,194,931

For the year ended December 31, 2023
Pro Forma Combined (Actual Redemptions)
Pro forma net loss attributable to the shareholders	$(3,161,850)
Weighted average shares outstanding – basic and diluted	10,194,931
Pro forma loss per share – basic and diluted	$(0.31)

Weighted average shares calculation, basic and diluted
Common Stock
AIMUF Public Shares	43,519
AIMUF Founder Shares	2,012,500
AIMUF Private Shares	492,000
AIMUF Independent directors shares	30,000
Financial Advisor shares	20,000
AIMUF shares issued in the Business Combination	6,000,000
Shares issued upon conversion of AIMUF’s working capital loans	233,807
Shares issued upon conversion of Docter’s working capital loans	103,019
Shares issued through assets acquisition	687,054
Underwriting commission shares	265,750
Shares issued upon conversion of Docter’s promissory notes	307,282
Total weighted average shares outstanding	10,194,931

IMPORTANT NOTICES

As disclosed previously on the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2023, on October 13, 2023, AIMUF entered into that certain Merger Agreement, with Docter, Purchaser, and Merger Sub, pursuant to which AIMUF will complete a business combination with Docter that involves a reincorporation merger and an acquisition merger.

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act and the Exchange Act. Statements that are not historical facts, including statements about the proposed transactions described above, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transactions, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the proposed transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the proposed business combination, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) risks related to the ability of AIMUF and Docter to successfully integrate the businesses; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iv) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of Docter or AIMUF; (v) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (vi) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of AIMUF’s securities; (vii) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Docter to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (viii) risks relating to the health monitoring device industry, including but not limited to governmental regulatory and enforcement changes, market competitions, competitive product and pricing activity; and (ix) risks relating to the combined company’s ability to enhance its products and services, execute its business strategy, expand its customer base and maintain stable relationship with its business partners. A further list and description of risks and uncertainties can be found in the prospectus filed with the SEC on April 26, 2022 relating to AIMUF’s initial public offering (File No. 333-263874), the annual report of AIMUF on Form 10-K for the fiscal year ended on December 31, 2024, filed with the SEC on April 15, 2025 (the “Annual Report”), and in the final prospectus/proxy statement filed with the SEC on March 6, 2025 relating to the proposed transactions (File No. 333-284658) (the “Final Prospectus”), and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and AIMUF, Docter and their subsidiaries or affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

In connection with the proposed transactions described herein, Purchaser filed the Final Prospectus with the SEC on March 6, 2025. The Final Prospectus may also be obtained without charge at the SEC’s website at www.sec.gov. INVESTORS AND SECURITY HOLDERS OF AIMUF ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTIONS THAT AIMUF WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AIMUF, THE COMPANY AND THE PROPOSED TRANSACTIONS.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions described herein and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AIMUF or Docter, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Stock Purchase Agreement, dated July 25, 2025, by and among Aimfinity Investment Merger Sub I, Horn Enterpise Co., Ltd., Ji-Jung Chou, and Shi-Jyun Lan.
10.2	Stock Purchase Agreement, dated July 25, 2025, by and among Aimfinity Investment Merger Sub I, Horn Enterpise Co., Ltd., and Ji-Jung Chou.
10.3	Promissory Note, date July 25, 2025, issued by Horn Enterprise Co., Ltd. to Ji-Jung Chou.
10.4	Promissory Note, date July 25, 2025, issued by Horn Enterprise Co., Ltd. to Shi-Jyun Lan.
10.5	Promissory Note, date July 28, 2025, issued by the Registrant to I-Fa Chang.
99.1	Press Release, dated July 28, 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Aimfinity Investment Corp. I

Date: July 29, 2025	By:	/s/ I-Fa Chang
	Name:	I-Fa Chang
	Title:	Chief Executive Officer